SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

                      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

                      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

              If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Exhibits:

1.	Press Release re TAT Technologies Announces Departure and Appointment of Chief Financial Officer.

ITEM 1
TAT Technologies Announces Departure and Appointment of its Chief Financial Officer

GEDERA, Israel, May 14, 2015 – TAT Technologies Ltd. (Nasdaq: TATT – News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that Mr. Tiko Gadot, its current Chief Financial Officer, has informed the company of his resignation from his position and will continue at the company through the transition period.

Mr. Guy Nathanzon will be appointed as the new Chief Financial Officer effective July 1, 2015.

Mr. Itsik Maaravi, President and CEO of the company, stated: "On behalf of everyone at TAT, I want to thank Tiko for his significant contributions to the company since he joined in 2013. He played an integral role in shaping the direction and performance of the company. Guy, the new CFO, is a valued CFO and comes with significant experience. He brings a strong background in financial management and analysis. I believe his background and skills are aligned with TAT Technologies' goals and that he will have much to contribute to the company. I am happy to welcome him to the team."

Mr. Nathanzon has held several CFO positions in Israeli companies. From 2011 - 2015 he was the CFO of Altair Semiconductor Ltd., a leading provider of single-mode LTE solutions. From 2001 - 2011 he was the CFO of Provigent Inc., a Semiconductors Company, which develops system on a chip solutions for microwave communication systems. Mr. Nathanzon is a Certified Public Accountant, holds a B.A. in Accounting and LLB in Law from the Tel Aviv University and holds an MBA in finance and accounting from Tel Aviv University, Israel.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products and (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Contact:
Itsik Maaravi
CEO
Tel: +972-88628501
 itsikm@tat-technologies.com

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Itsik Maaravi
Itsik Maaravi
Chief Executive Officer

Date: May 14, 2015